Exhibit (r)(2)

Introduction

Pinhook Capital, LLC ("Pinhook" or the "Firm") has adopted this Code of Ethics ("Code") that requires partners and employees of the Firm operate with an ethical standard of honesty and integrity that not only meets the basic requirements of compliance with applicable federal and state securities law, but exceeds it. We seek to achieve a work environment that places these high ideals as the integral foundation of what we seek to achieve as an investment adviser.

This Code applies to all partners and employees ("associated persons") of Pinhook and is designed to ensure compliance with legal requirements and Pinhook's standards of business conduct. All associated persons shall read and understand this Code and uphold the standards in the Code in their day-to-day activities.

This Code does not address every possible situation that may arise, consequently every associated person is responsible for exercising good judgement, applying ethical principles and bringing potential violations of the Code to the attention of the Chief Compliance Officer ("CCO").

Standard of Conduct

Pinhook has as its primary mission to provide excellent advisory services with integrity, creativity and disciplined execution. Underlying all of our services and processes is an understanding that we are functioning as a fiduciary- a trusted agent- for our clients' assets. Our goal is to partner with our clients not only to maximize their wealth and security, but also to provide these services with the highest standards of ethical conduct. In addition, we place a high value on our clients' educational development so that our clients and we, Pinhook, will grow together in a mutually beneficial relationship.

Fiduciary Responsibilities

Provide advice that is suitable for each client

The SEC states that a fiduciary's duties include the responsibility to provide advice that is suitable. Our goal at Pinhook is to match our provision of services to the specific needs and desires of each of our clients, with the commitment that we will never seek to offer advice that we feel is contrary to the best interests of our clients. We will seek to avoid any activities that may create a conflict of interest between Pinhook's interests or the interests of our partners and employees ahead of our clients.

Provide full disclosure of material facts and potential conflicts of interest

As the SEC mandates, we will provide complete and honest disclosure of all of our relationships and potential and actual conflicts of interest such that the client can make an informed decision about engaging our services and accepting our recommendations.

Utmost and exclusive loyalty and good faith

Our ultimate goal is to partner with our clients. In a partnership relationship, loyalty and trust are the two hallmark pillars of strength and prosperity. We will never compromise this relationship by self-seeking or aggrandizing at the expense of our clients.

Background Checks

Background checks of all Pinhook personnel will be conducted to ensure that all employees have met the Firm's rigorous standards of personal fidelity and accountability in their previous employment.

Insider Trading

Pinhook and its employees in their normal course of business may acquire material non-public information about a particular company, which is known as "inside information". According to federal securities laws, this information belongs to the company that is the subject of the information and persons affiliated with that company have a fiduciary duty to keep this information confidential. Use of inside information to buy or sell securities for personal gain is generally considered insider trading.

The Firm is committed to conducting its business in a manner consistent with the highest ethical standards and all applicable legal requirements; therefore, you, as an employee of Pinhook, are prohibited from buying or selling securities for your personal portfolio or for the portfolios of others where your decision is influenced by inside information obtained as a result of your employment with Pinhook, and from communicating material non-public information to others.

A violation of Federal securities laws with regard to insider trading can not only have severe consequences for the Firm, but may also result in severe monetary penalties and/or imprisonment for the individual "tipper" and "tippees" involved. The law prohibits:

•	Trading by an insider or a "tippee" based upon the use of material non-public information;

•	Trading by a non-insider (also called a temporary insider) based upon the use of material non-public information, where the information was either disclosed to the non-insider in violation of an insider's duty to keep the information confidential or was misappropriated; and

•	Communicating material non-public information to others ("tipping").

Material Non-Public Information Defined

It is important for you to determine whether certain information is "material" non-public information. Information may be considered "material" when the information, whether positive or negative, might be of significance to a reasonable investor in a decision to purchase, sell or hold stock or other securities. Information may be significant for this purpose even if it would not alone determine the investor's decisio n. If you learn something that leads you to want to buy or sell securities, the information will probably be considered material. Even speculative information can be material. Information that is likely to happen, or even that it may happen, can also be considered material. In summary, any information which could reasonably affect the price of the stock is material information.

When Information is Public

Information is considered "public" and no longer "inside" after it has been effectively disclosed in a manner sufficient to insure its availability to the investing public. This disclosure generally requires reporting on the Dow Jones tapes in the U.S., the Associated Press or Reuters Economic Services or in the newspapers in major financial areas. Selective disclosure to a few persons does not make information public.

Tipping

Inside information that could have an impact on a company's stock price, or sensitive information relating to a company's customers, suppliers or potential parties to contracts, must not be passed on to other companies or people (such as family members, friends, relatives or business associates).

When "tipping" occurs, both the "tipper" and the "tippee" may be held liable, and this liability may extend to all those to whom the "tippee" gives the information. The legal penalties are applicable whether or not a person derives any benefit from another's actions.

Violations

If you think that you are in possession of inside information, or are aware of another employee violating the Firm's policy on insider trading, you should immediately report it to the CCO. In addition to any criminal and/or civil penalties listed above, failure by any employee to adhere to the insider trading policy shall be grounds for disciplinary action, including dismissal.

Personal Securities Trading

Fiduciary Duty to Avoid Conflicts of Interest with Client Accounts

Because Pinhook and each of its associated persons is a fiduciary to Pinhook's clients, such persons must avoid actual and potential conflicts of interest with Pinhook's clients. An actual or potential conflict of interest could arise when both an associated person and Pinhook on behalf of a client, engage in a transaction involving the same securit y. A client's interest takes precedence over the personal interests of Pinhook and its associated persons. If a potential or actual conflict arises, Pinhook will investigate and determine if the client's interests could be or were adversely affected in any way. If so, an appropriate remedy will be provided to the client. An associated person who becomes aware of a conflict of interest or potential conflict involving a client, should bring it to the attention of Pinhook's CCO.

Conflicts of interest also may arise when an Access Persons (defined below) becomes aware of Limited Offerings, such as private placements, or offerings in interests in limited partnerships or any thinly traded securities, whether public or privat e. Because of the inherent potential for conflict, Limited Offerings demand extreme care and are subject to closer scrutiny in the pre-approval procedures discussed below.

General Policy

Pinhook has adopted the following procedures set forth below. If you have any doubt as to whether the pre-clearance requirements apply to a particular security, please contact the CCO for guidance before executing a personal securities transaction.

Blackout Periods

No associated person shall purchase or sell, directly or indirectly, any Reportable Security (defined below) on a day during which any client has a pending buy or sell order in that same security until that order is executed or withdrawn.

Ban on Excessive Trading of Funds Advised by Pinhook

Associated persons are prohibited from engaging in excessive trading of the shares of funds advised by Pinhook, to take advantage of short-term market movements. Excessive trading, such as frequent patterns of exchanges occurring within several months, could involve actual or potential harm to the Fund's shareholders . All such transactions shall be reviewed by the CCO. Any potential violations shall be reported to Pinhook's CCO, who in consultation with senior management, will determine appropriate action.

Ban on Excessive Trading of Reportable Securities Held Within Funds Advised by Pinhook

Associated persons are prohibited from engaging in excessive trading of any reportable security held within any fund advised by Pinhook. Such excessive trading could involve actual or potential harm to the Fund's shareholders. Excessive trading, such as frequent patterns of exchanges occurring within several months, could involve actual or potential harm to the Fund's shareholders. All such transactions shall be reviewed by the CCO. Any potential violations shall be reported to the CCO Pinhook's senior management, who will determine appropriate action.

Exceptions to Bans on Excessive Trading

Any shares of Reportable Securities, including the funds advised by Pinhook, purchased through an automated reinvestment plan (e.g ., a dividend reinvestment plan) and redemption of shares from such plans shall not be deemed to be in violation of the bans on excessive trading, above.

Interested Transactions

No associated person shall recommend any securities transactions for a client without having disclosed his or her interest, if any, in such securities or the issuer thereof, including without limitation:

•	any direct or indirect beneficial ownership of any securities of such issuer;

•	any contemplated transaction by such person in such securities;

•	any position with such issuer or its affiliates; and

•	any present or proposed business relationship between such issuer or its affiliates and such person or any party in which such person has a significant interest.

Personal Securities Transactions

General Policy

Pre-clearance is intended to protect both Pinhook and its associated persons from even the appearance of impropriety with respect to any personal securities transactions. Pre-clearance must be obtained from the CCO or the CCO's designee prior to any personal securities transactions are completed. If you have any doubt as to whether the pre-clearance requirement applies to a particular security, please contact the CCO for guidance before executing the Personal Securities Transact ion . Pinhook has adopted the following principles governing personal investment activities by Pinhook's associated persons:

Execution of Trades

Pre-clearance must be obtained on the day the associated persons intends to initiate a transaction and the trade must be executed on that day. If for some reason an associated person cannot initiate trade instructions on that date, or the trade cannot be executed on that date, the appropriate authorization must be obtained again. "Same day trading authorization" means:

•	If clearance is granted at a time when the principal market in which the security trades is open, clearance is effective for the remainder of that trading day until the opening of that market on the following day.

•	If clearance is granted at a time when the principal market in which that security trades is closed, clearance is effective for the next trading day until the opening of that market on the day following such next trading day.

Exemptions to Pre-Clearance Requirements

The following types of investments are not required to be pre-cleared. However, none of the transactions listed below are exempt from the periodic reporting requirements discussed below.

•	Non-Volitional Transactions . The pre-clearance requirements do not apply to transactions to which an associated person does not exercise investment discretion at the time of the transaction. For example, if a security owned by an associated person is called by the issuer of that security, the transaction does not have to be pre-cleared and the security may be delivered without pre-clearance. Similarly, if an option written by an associated person is exercised, then the stock may be delivered pursuant to that option without pre-clearing the transaction. If the rules of an exchange provide for automatic exercise or liquidation of an in-the-money derivative instrument upon expiration, the exercise or liquidation of that position by the exchange does not require pre-clearance. All non-volitional transactions are required to be reported on the associated person's Quarterly Transaction Report and, if necessary, the Annual Holdings Report.

•	Automated Investment Plans. Purchases that are part of an established periodic Automated Investment Plan do not have to be pre-cleared, but participation in the plan should be pre-cleared prior to the first purchase. If an associated person's spouse participates in such a plan at his or her place of employment, the associated must notify the CCO ofthe spouse's participation in the plan upon commencement of employment, or upon the spouse's commencement of participation in the plan. Investments made through an automated investment plan must be reported on an associated person's Quarterly Transaction Report and on his or her Annual Holdings Report.

Compliance Procedures

Reporting Requirements

Every associated person shall provide initial and annual holdings reports and quarterly transaction reports to the CCO. It is Pinhook's policy that each associated person must arrange for their brokerage firm(s) to send automatic duplicate brokerage account statements and trade confirmations of all securities transactions to the CCO. If accounts are held with Pinhook's affiliated broker dealer, Lucia Securities, LLC, duplicate statements are not required.

Every associated person shall, no later than January 31 each year, submit an acknowledgement that all statements and trade confirmations have been provided to the CCO for the prior year. Such acknowledgement shall include a list of all Personal Accounts.

Monitoring and Review of Personal Securities Transactions

The CCO or designee, will monitor and review all reports required under the Code for compliance with Pinhook's policies regarding personal securities transactions and applicable SEC rules and regulations.

Any personal securities transactions for the CCO's personal brokerage accounts will be reviewed and approved by the President, or designee.

Privacy Policy

Our role as a fiduciary requires that we hold in strictest confidence the nonpublic information we obtain from and about our client s. Our privacy policy applies to both current and former client s. As a fiduciary we safeguard information through the following:

•	We do not and will not sell any client or personal information to any other entity for any reason.

•	We will require authorization from the client to share information with third-parties outside of the Firm.

•	We will retain the right to make disclosures where it is required or permitted under law, to cooperate with regulatory or law enforcement authorities, actual or threatened litigation actions, or ethics/disciplinary related claims or proceedings.

Confidential Client Information

In the course of investment advisory activities of Pinhook, the Firm may also gain access to non-public information such as information may include a person's status as a client, personal financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided by Pinhook to clients, and data or analyses derived from such non-public personal information (collectively referred to as "Confidential Client Information"). All Confidential Client Information, whether relating to Pinhook's current or former clients, is subject to the Code's policies and procedures. Any questions regarding the confidentiality of information must be directed to the CCO.

Non-Disclosure of Confidential Client Information

All information regarding Pinhook's clients is confidential. Information may only be disclosed when the disclosure is consistent with the Firm's policy and the client's direction. Pinhook does not share Confidential Client Information with any third parties, except in the following circumstances:

•	As necessary to provide service that the client requested or authorized, or to maintain and service the client's account. Pinhook will require that any financial intermediary, agent or other service provider utilized by Pinhook (such as broker-dealers or sub-advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by Pinhook only for the performance of the specific service requested by Pinhook;

•	As required by regulatory authorities or law enforcement officials who have jurisdiction over Pinhook, or as otherwise required by any applicable law. In the event Pinhook is compelled to disclose Confidential Client Information, the Firm shall provide prompt notice to the clients affected, so that the clients may seek a protective order or other appropriate remedy. If no protective order or other appropriate remedy is obtained, Pinhook shall disclose only such information, and only in such detail, as is legally required;

•	To the extent reasonably necessary to prevent fraud, unauthorized transactions or liability.

Access Persons' Responsibilities

All Access Persons are prohibited, either during or after the termination of their employment with Pinhook, from disclosing Confidential Client Information to any person or entity outside the Firm, including family members, except under the circumstances described above. An Access Person is permitted to disclose Confidential Client Information only to such other Access Persons who need to have access to such information to deliver the Pinhook's services to the client.

Access Persons are also prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with Pinhook, must return all such documents to Pinhook.

Any Access Person who violates the non-disclosure policy described above will be subject to disciplinary action, including possible termination, whether he or she benefited from the disclosed information.

A. Security of Confidential Personal Information

•	Pinhook enforces the following policies and procedures to protect the security of Confidential Client Information:

•	The Firm restricts access to Confidential Client Information to those Access Persons who need to know such information to provide Pinhook's services to clients;

•	Any Access Person who is authorized to have access to Confidential Client Information in connection with the performance of such person's duties and responsibilities is required to keep such information in a secure compartment, file or receptacle on a daily basis as of the close of each business day;

•	All electronic or computer files containing any Confidential Client Information shall be password secured and firewall protected from access by unauthorized persons;

•	Any conversations involving Confidential Client Information, if appropriate at all, must be conducted by Access Persons in private, and care must be taken to avoid any unauthorized persons overhearing or intercepting such conversat ions .

Political Contributions

General Policy

It is Pinhook's policy to permit the Firm, and its covered associated persons, to make political contributions to elected officials, candidates and others, consistent with this policy and regulatory requirements. Accordingly, it is the policy of the Firm to restrict certain political contributions made to government officials and candidates of state and state political subdivisions who can influence or have the authority for hiring an investment adviser.

•	The CCO or designee, will obtain appropriate information from new employees regarding any political contributions made within the preceding two years if such person will be soliciting municipal business.

•	On at least an annual basis, the CCO or designee, will require associated persons to confirm that such persons have reported any and all political contributions.

•	No associated person shall make a political contribution without prior written approval of the CCO who has been provided with full details of the proposed contribution. Such information will be reported to the CCO utilizing Pinhook's Political Contribution Pre-Approval Form.

Gifts and Entertainment

Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. Pinhook has adopted the policies set forth below to guide supervised persons (defined below) in this area.

General Policy

Pinhook's policy with respect to gifts and entertainment is as follows:

•	Giving, receiving or soliciting gifts in a business may give rise to an appearance of impropriety or may raise a potential conflict of interest;

•	Access Persons should not accept or provide any gifts or favors that might influence the decisions you or the recipient must make in business transactions involving Pinhook, or that others might reasonably believe would influence those decisions;

•	Modest gifts and favors, which would not be regarded by others as improper, may be accepted or given on an occasional basis . Entertainment that satisfies these requirements and conforms to generally accepted business practices also is permissible;

•	Where there is a law or rule that applies to the conduct of a particular business or the acceptance of gifts of even nominal value, the law or rule must be followed;

•	As a second-tier affiliate of a registered investment company, all gifts and entertainment including reimbursement of expenses for due diligence trips and educational events should be viewed in the context of SEC Rule 17e-l.

Reporting Requirements

Generally, any associated person who accepts, directly or indirectly, anything of value from any person or entity that does business with or on behalf of Pinhook, including gifts and gratuities with value in excess of $100 per year (Note: Dual registrants sometimes use a $100 gift threshold for all employees based on FINRA rule), must obtain consent from the CCO before accepting such gift.

Service as an Officer or Director

No Access Person shall serve as an officer or on the board of directors of any publicly or privately traded company without prior authorization from the CCO or a designated supervisory person based upon a determination that any such board service or officer position would be consistent with the interest of Pinhook's clients. Where board service or an officer position is approved, Pinhook shall implement a "Chinese Wall" or other appropriate procedure, to isolate such person from making decisions relating to the company's sec uritie s.

Whistleblower Policy

As articulated in this Code's Statement of Standards of Conduct, central to our firm's compliance culture is an ingrained commitment to fiduciary principles. The policies and procedures set forth here and in our Compliance Manual evidence the Firm's unwavering intent to place the interests of clients ahead of self- interest for Pinhook and its associated persons. While managers and senior management ultimately have supervisory responsibility and authority, we encourage all associated persons to report any suspected or actual violations of the Firm's policies and procedures.

Any associated person may report potential misconduct by contacting the CCO verbally, in writing, by contacting the whistleblower hotline at 844-990-0002, or online at www.lighthouse-services.com/luciacap . It is the Firm's policy that no associated person who submits a complaint made in good faith will experience retaliation, harassment, or unfavorable or adverse employment consequences. An associated person who retaliates against a person reporting a complaint will be subject to disciplinary action, which may include termination of employment . An associated person who believes they have been subject to retaliation or reprisal as a result of reporting a concern or making a complaint is to report such action to the CCO or to the Firm's other senior management in the event the concern pertains to the CCO.

Recordkeeping

The CCO or designees shall maintain in a readily accessible place the following records:

•	A copy of any Code of Ethics adopted by the Firm pursuant to Advisers Act Rule 204A-1 which is or has been in effect during the past five years;

•	A record of any violation of Pinhook's Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments thereto for each person who is currently, or within the past five years was, a supervised person which shall be retained for five years after the individual ceases to be a supervised person of Pinhook;

•	A copy of each report made pursuant to Advisers Act Rule 204A-1, including any brokerage confirmations and account statements made in lieu of these reports;

•	A list of all persons who are, or within the preceding five years have been, Access Persons;

•	A record of any decision and reasons supporting such decision to approve an Access Persons' acquisition of securities in IPOs and limited offerings within the past five years after the end of the fiscal year in which such approval is granted.

Acknowledgement

Initial Acknowledgement

All Access Persons will be provided with a copy of the Code and must initially acknowledge in writing to the CCO that they have:

•	received a copy of the Code;

•	read and understand all provisions of the Code;

•	agreed to abide by the Code; and

•	reported all account holdings as required by the Code.

Acknowledgement of Amendments

All Access Persons shall receive any amendments to the Code and must acknowledge to the CCO in writing that they have:

•	received a copy of the amendment;

•	read and understood the amendment;

•	and agreed to abide by the Code, as amended.

Annual Acknowledgement

All Access Persons must annually acknowledge in writing to the CCO that they have: (i) read and understood all provisions of the Code; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

Further Information

Access Persons should contact the CCO regarding any inquiries pertaining to the Code or the policies established herein.

Definitions

Supervised Person means any partner or employee of Pinhook or any other person who provides investment advice on behalf of Pinhook and is subject to supervision and control by Pinhook. All Pinhook supervised persons are subject to Pinhook's Code.

Access Person means any supervised person who 1) has access to nonpublic information regarding any client's purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund, or 2) is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic. All Pinhook directors, officers and partners are presumed to be access persons.

Reportable Security means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), Exchange Traded Funds ("ETFs," such as DIAMONDS, iShares, HOLDRs, PowerShares (QQQ), Spiders, StreetTracks, and Vipers), Exchange Traded Notes ("ETNs") or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

Pinhook Capital, a Registered Investment Advisor

ACKNOWLEDGEMENT OF RECEIPT, UNDERSTANDING, AND COMPLIANCE

Pinhook Capital, LLC ("Pinhook") or The Firm, LLC. ("The Firm") relies upon its employees to provide services to its clients in a manner that is consistent with applicable State and Federal Securities Laws, Rules, Regulations and the policies and procedures contained in The Firm Investment Adviser Code of Ethics ("Code of Ethics") as may be amended from time to time. To that end, each employee is required to:

•	Acknowledge receipt, understand the contents, and agree to abide by the contents of the Code of Ethics;

•	Ensure that any persons they supervise has a copy of the Code of Ethics and knows and understands its contents;

•	Maintain the Code of Ethics in a place that allows for easy reference; and

•	Contact the Compliance Department with any questions about the contents of the Code of Ethics.

The Firm's Compliance Department is available to assist employees in interpreting the Code of Ethics. Employees should contact the Compliance Department with any questions about the Code of Ethics.

CERTIFICATION

I hereby acknowledge receipt of Pinhook's Code of Ethics. I hereby represent and affirm that I have read the Code of Ethics in its entirety and fully understand its contents . I assume the responsibilities and obligations assigned to me by the relevant sections of the Code of Ethics. If I should have any questions concerning the Code of Ethics, regulations, or other information described therein, I will direct such questions to the Compliance Department.

I hereby represent that I will report any violations of the policies and procedures contained in the Code of Ethics that come to my attention. I understand that any breach of the policies and procedures contained in the Code of Ethics or any applicable securities laws, rules, and regulations may jeopardize The Firm and its personnel and result in disciplinary action against me including possible termination.

I hereby certify that I am not aware of any facts that would constitute violations of the Code of Ethics which I have not previously disclosed to the Compliance Department in writing.

Signature	Date

Print Name

PLEASE SIGN, DATE, AND RETURN TO THE COMPLIANCE DEPARTMENT PRIOR TO APRIL 30, 2019.